UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14868

BUNZL PLC
(Exact name of registrant as specified in its charter)

110 Park Street, London WIK 6NX, ENGLAND +44 20 7495 4950
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares of 32 1/7 pence each, traded in the form of American Depositary Receipts evidencing American Depositary Shares representing such ordinary shares.
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(c)	□
Rule 12h-6(b)	□	Rule 12h-6(h)	□

In this Form 15F, the term the “Company” or “Bunzl” refers to Bunzl public limited company, alone or together with its subsidiary undertakings, as the context so permits.  The term “Group” refers to Bunzl together with its subsidiary undertakings.

In this Form 15F, the term “ordinary shares” or “shares” refers to ordinary shares of 32 1/7 pence each of the Company, or as the context so permits, for the period up to and including June 5, 2005 ordinary shares of 25 pence each of the Company, and the term “ADSs” refers to American depositary shares each representing five ordinary shares and evidenced by American depositary receipts (“ADRs”).

In this Form 15F, the term “SEC” or “Commission” refers to the Securities and Exchange Commission.

Part I

Item 1.  Exchange Act Reporting History

The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) in October 1998 when its ADSs were listed on the New York Stock Exchange (“NYSE”).

Bunzl has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form.  Bunzl has filed annual reports under section 13(a) on Form 20-F for each year since 1998.

Item 2.  Recent United States Market Activity

The Company’s securities have never been sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”).

Bunzl does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Each of the preceding paragraphs excludes registered offerings involving the issuance of securities to Bunzl’s employees, as that term is defined in Form S-8.  Prior to the filing of this Form 15F, the Company has filed a post-effective amendment to terminate the registration of unsold securities under each registration statement on Form S-8.

Item 3.  Foreign Listing and Primary Trading Market

The Company’s share capital consists of one class of ordinary shares.  The primary trading market for the ordinary shares is the London Stock Exchange Limited (the “London Stock Exchange”) in London, England.  The ordinary shares were initially listed on the London Stock Exchange in 1957.  The Company has maintained a listing of the ordinary shares on the London Stock Exchange since that time.

The ADSs, each representing five ordinary shares of the Company, have been listed on the NYSE since October 1998.  The Bank of New York is the Company’s depositary (the “Depositary”) issuing ADRs evidencing ADSs.  The Company voluntarily applied for delisting of its ADSs from the NYSE pursuant to Form 25 filed with the SEC on May 25, 2007.  The delisting became effective before the opening of the market on June 4, 2007.

The percentage of trading in the class of ordinary shares that occurred on the London Stock Exchange as of a recent 12-month period was 99.3%.  The first and last day of the recent 12-month period were June 5, 2006 and June 4, 2007, respectively.

Item 4.  Comparative Trading Volume Data

The average daily trading volume (“ADTV”) of the ordinary shares in the United States during a recent 12-month period has been less than 1% of the average daily trading volume of the Company’s ordinary shares on a worldwide basis for the same period.

On June 4, 2007, the Company’s ADSs and ordinary shares were delisted from the NYSE.  Thus, the first and last day of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) were June 5, 2006 and June 4, 2007, respectively.

From June 5, 2006 to June 4, 2007, the average daily trading volume of ordinary shares was 17,068 in the United States (representing 3,414 ADSs) and 2,486,450 on a worldwide basis (including the United States).

From June 5, 2006 to June 4, 2007, the average daily trading volume of the ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis was 0.7%.

The Company maintains a sponsored American depositary receipt (“ADR”) facility for its ADSs and has not terminated such facility.

To determine whether the Company met the requirements of Rule 12h-6, the Company relied in good faith upon the following sources of trading volume information: (i) the NYSE, obtained from Bloomberg L.P. (“Bloomberg”), and (ii) the London Stock Exchange.  The Company used more than one source because the Company’s share capital consists of one class of ordinary shares which are traded and will continue to trade on the London Stock Exchange but which were also listed in the form of ADSs on the NYSE from October 29, 1998 until June 4, 2007.  As such, the Company, through a third-party adviser, was able to obtain trading volume information in the United States from Bloomberg with respect to trading on the New York Stock Exchange and otherwise relied upon data for trading in the United Kingdom from the London Stock Exchange. The Company believes that reliance on these sources of trading volume information is reasonable.  The Company is not aware of any other trading of any significance outside of the United Kingdom and United States, and, to the extent such trading takes place, the trading volume in the United States, as a percentage of worldwide trading volume, would be lower than that stated.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

Pursuant to Rule 12h-6(h), the Company published a notice of its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both, by means of a press release issued on May 1, 2007.  On this date, such notice was posted on Bunzl’s website (www.bunzl.com) and submitted on Form 6-K to the SEC.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Company’s internet website at www.bunzl.com.

Part III

Item 10.  Exhibits

Not applicable.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.
The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bunzl plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Bunzl plc certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

BUNZL PLC

Date: June 6, 2007	By:	/s/ Paul Nicholas Hussey
Name: Paul Nicholas Hussey
Title: Company Secretary

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